Mail-Stop 4561

      December 29, 2006


(Via facsimile and U.S. Mail)
Mr. Gary S. Olson
President and Chief Executive Officer
Essa Bancorp, Inc.
200 Palmer Street
Stroudsburg, Pennsylvania 18360

Re: Essa Bancorp, Inc.
       Registration Statement on Form S-1
       Filed December 7, 2006
       File Number 333-139157

Dear Mr. Olson:

      We have reviewed your Form S-1 and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

					 *  *  *  *  *
Form S-1
Summary
Essa Bank & Trust, page 1

1. Revise the first paragraph to disclose the total equity at September 30, 2006.

Business Strategy, page 2

2. Revise the penultimate bullet on page 3 ("Expanding our banking franchise...") to indicate whether or not you have any plans, arrangements or understandings to make any acquisitions. In addition, for the branch opening in 2007, indicate the total estimated cost, amounts already expensed and the anticipated source of the funding.

After-Market Stock Price Performance ...., page 7

3. Revise the first full paragraph on page 8 to briefly discuss what the analysis yielded, e.g., that the valuation was consistent with the comparables.

Benefits to Management and Potential....., page 12

4. Noting the statement that you reserve the right to make open market purchases to fund the ESOP, revise to provide the circumstances that might give rise to open market purchases.

5. Revise to also briefly discuss the other benefits to management and directors resulting from the transaction, i.e., those benefits disclosed on pages 95-102. In this regard, benefits such as new employment agreements, change in control agreements, supplemental retirement plans should be disclosed and the benefits quantified.

The Contribution of Shares to the Charitable Foundation ..., page
22

6. Revise to disclose the net income for the last full fiscal year.
In addition, if a loss is expected for fiscal 2007 as a result of the charitable expenses and the expenses associated with the stock option and retention and recognition plans, add a risk factor disclosing such anticipated result.

Our Stock Based Benefit Plans ..., page 22

7. Revise to add a new first paragraph and disclose therein the anticipated annual expense or range of expense resulting from all three benefit plans discussed herein.

The Implementation of Stock-Based ....., page 24

8. Revise to clarify whether you are referring to both the retention and option plans. In this regard, we note the captions speaks to plural plans yet the first sentence uses a singular tense.

Other risks

9. Revise to add a risk factor for the increasing leverage of the company. In this regard, we note that capital as a percentage of assets has been decreasing for the last five years. In addition, disclose the effect the offering (at the midpoint) would have on the leverage of the company based on your anticipated use of proceeds.




10. Add a risk factor addressing liquidity noting that Ryan Beck intends to make a market but does not guarantee such action and no assurance can be given that a liquid market will develop for the common stock.

Comparison of Valuation and Pro Forma..., page 40

11. With a view towards revised disclosure, supplementally provide the staff with a reconciliation of the first 2 amounts presented , $93,500 and $112,625. In this regard, start with the $112,625 estimated stock offering amount and subtract foundation deductions by category to arrive at the $93,500. Similarly, provide the same analysis for the pro forma stockholders equity numbers, $138,760 and
$155,248.

Loan Approval Procedures and Authority, page 65

12. Revise to name by titles or otherwise identify those members of the Management and Director Loan committees.

Supplemental Retirement Plan, page 99

13. Revise to include a table similar to the one presented above for the regular pension plan.

Community Offering, page 113

14. Revise to indicate whom will conduct the community offering and what , if any, compensation will be paid in addition to the 1% sales fee paid to RBCO. In addition, advise the staff how the offering will be made known to the community.

Syndicated Community Offering, page 114

15. Revise to indicate if any compensation will be paid in addition to the 1% sales fee paid to RBCO.

16. Noting the disclosures in the last paragraph of this section, revise to add a risk factor with a caption similar to, "We may take other actions to meet the minimum required sales of shares if we cannot find enough purchasers in the community" and include the narrative from the last paragraph of this section. In addition, indicate that a post-effective amendment will be filed to explain the other actions that are taken to meet the minimum.

Material Income Tax Consequences, page 124

17. Revise to either delete the last paragraph on page 125 or revise to indicate the summary of the opinion on state taxes and file the opinion as an exhibit.



Structure of the Charitable Foundation, page 127

18. Revise to disclose whether or not Bank or Company employees who work on foundation matters or are employed by the foundation will receive salaries or other benefits in addition to those received from the Bank and Company. If so, disclose how the pay and benefits will be determined.

Restrictions on Acquisition of Essa..., page 130

19. Noting the restrictions presented, revise the Summary or add a risk factor and disclose therein the material restrictions discussed herein.

Experts, page 138

20. We note that Beard Miller Company reported on your financial statements for the fiscal year ended September 30, 2004 and S.R. Snodgrass reported on your financial statements for the fiscal years ended September 30, 2005 and 2006. Based on the October 24, 2004 audit report date for Beard Miller Company`s report it appears that the change in accountants occurred during your two most recent fiscal years. Please provide all of the disclosure required by Item 304 of
Regulation S-K, including filing as Exhibit 16 a letter from Beard Miller Company stating whether it agrees with your disclosure made in response to Item 304(a) of Regulation S-K. Refer to Item 11(i) of Form S-1.

Where you can find...., page 138

21. With regard to the last paragraph on page 139, revise to indicate registration under 12(g), not 12(b).

Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies, page F-7

22. We note that you have recognized gains on sales of loans during your two most recent fiscal years. Please revise to disclose the following regarding your loan sales:

* your related accounting policies;
* the types of loans you typically sell;
* when the decision to sell is typically made for these loans, such as when originated or after certain events or circumstances occur; and
* the nature of any continuing involvement in the sold loans.

Exhibits 10.6 through 10.9

23. Revise to add the Exhibit 1 referred to in paragraph IV. A of each agreement and refile as exhibits.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions on accounting matters to John Spitz at 202-551-3484, or to Joyce Sweeney, at 202-551-3449. Please direct any other questions to Michael R. Clampitt at 202-551-3434, or to me at 202-551-3491.

      						Sincerely,


							Todd Schiffman
							Assistant Director
							Financial Services Group





	(by facsimile)
             Marc P. Levy, Esq.
	 Luse Gorman Pomerenk & Schick, P.C.
	 5335 Wisconsin Avenue,N.W., Suite 400
	 Washington, DC 20015
	 Fax number 202-362-2902
Mr. Gary S. Olson
Essa Bancorp, Inc.
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